Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

UBS Securities LLC

299 Park Avenue

New York, New York 10171

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

July 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Envestnet, Inc.

Registration Statement on Form S-1

Registration File No. 333-165717

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Envestnet, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 p.m. Eastern Daylight Time on July 28, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 14, 2010:

(i)	Dates of Distribution: July 14, 2010 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: 6,908

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: 1,877

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. INCORPORATED UBS SECURITIES LLC BARCLAYS CAPITAL INC. Acting severally on behalf of themselves and the several underwriters
By:	Morgan Stanley & Co. Incorporated
By:	/s/ Kenneth G. Pott
Name: Kenneth G. Pott
Title: Managing Director

By:	UBS Securities LLC

By:	/s/ Chris Chung
Name: Chris Chung
Title: Executive Director

By:	/s/ Young Kim
Name: Young Kim
Title: Executive Director

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

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